Exhibit 2.1

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT is dated January 17, 2016 between:

SUNCOR ENERGY INC., a corporation existing under the laws of Canada with its head office in the City of Calgary, in the Province of Alberta (“Suncor”)

- and -

CANADIAN OIL SANDS LIMITED, a corporation existing under the laws of Alberta with its head office in the City of Calgary, in the Province of Alberta (“COS”)

WHEREAS Suncor wishes to amend the terms of the Original Offer on the terms and subject to the conditions contained herein to, among other things, increase the price offered to 0.28 of a Suncor Share for each COS Share;

AND WHEREAS the board of directors of COS has: (i) determined that the Offer is in the best interests of COS; (ii) determined that the consideration under the Offer is financially fair to the COS Shareholders; and (iii) resolved to recommend that the COS Shareholders accept the Offer;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

THE OFFER

1.1	The Offer

(a)

Subject to the terms and conditions hereof, Suncor agrees to amend the Original Offer by (i) increasing the price offered per COS Share to 0.28 of a Suncor Share; (ii) replacing the conditions to the Original Offer with the conditions set out in Schedule A; (iii) extending the expiry time under the Original Offer to 4:00 p.m. (Calgary time) on February 5, 2016, or such later date as Suncor may require not to exceed ten days from the date on which the Suncor Notice of Variation is delivered pursuant to Section 1.1(c) (the “Amended Expiry Time”); and (iv) removing the requirement of Suncor to provide the Mandatory Extension Period pursuant to the Offer, such removal only to be effective concurrently with the waiver or suspension of the operation of the COS 2013 Rights Plan and the COS 2015 Rights Plan in respect of the Offer and provided that Suncor has provided written notice to COS that more than 90% of the COS Shares (on a fully-diluted basis) were tendered to the Offer on or prior to February 2, 2016. For greater certainty, no additional payment will be made for any Rights and no amount of consideration to be paid by Suncor for the COS Shares will be allocated to any Rights associated with any COS Shares deposited to the Offer and taken up and paid for by Suncor. The obligations of Suncor to take up and pay for COS Shares tendered to the Offer shall be subject to the conditions set forth in Schedule A. Forthwith upon the conditions to completion of the Offer being satisfied, Suncor shall issue a news release announcing the same (the “Announcement”).

(b)

Suncor shall have the right, at its sole discretion and subject to compliance with Applicable Securities Laws, to extend, or further extend, the time during which COS Shares may be deposited under the Offer and, in the event Suncor takes up COS Shares deposited to the Offer, Suncor shall make the Announcement and, following the Initial Take-up Time and unless the conditions in Section 1.1(a)(iv) are met, shall extend the time during which COS Shares may be deposited under the Offer for a period of not less than ten Business Days after the date of such Announcement (the “Mandatory Extension Period”), the Amended Expiry Time, as it may be so extended, being the “Expiry Time”.

(c)

Provided that this Agreement has not otherwise been terminated, Suncor shall notify the Depositary of the variation and extension of the Original Offer pursuant to Section 1.1(a) and mail the Suncor Notice of Variation prepared in the English and French languages to the registered holders of COS Shares and holders of securities convertible into COS Shares in accordance with Applicable Securities Laws as soon as reasonably practicable after the conditions in Section 1.2 are satisfied or waived by Suncor and in any event not later than 11:59 p.m. (Calgary time) on January 29, 2016 (such time on such date being referred to herein as the “Latest Mailing Time”). However, if the mailing of the Suncor Notice of Variation is delayed by reason of: (i) an injunction or order made by a court or Governmental Entity of competent jurisdiction; or (ii) any failure of a condition in Sections 1.2(a) or 1.2(b) to be satisfied, for which written notice of such failure has been given to COS by Suncor, then, provided that such injunction or order is being contested or appealed or such failure of such condition is rectified within five (5) Business Days following notice thereof, as applicable, then the Latest Mailing Time shall be extended for a period ending on the fifth (5th) Business Day following the date on which such injunction or order ceases to be in effect or such cure is effected, as applicable. If such injunction, order or failure of a condition continues in effect by such time, then Suncor may elect not to proceed with making the Offer in the manner contemplated herein or providing the Suncor Notice of Variation in connection therewith. COS and its advisors shall be given an opportunity to review and comment on the Suncor Notice of Variation, and any supplements or amendments thereto, prior to its filing and printing, recognizing that whether or not such comments are appropriate will be determined by Suncor, acting reasonably.

(d)

COS acknowledges and agrees that Suncor may, in its sole discretion, modify or waive any term or condition of the Offer or extend the Expiry Time; provided, however, that Suncor shall not, without the prior written consent of COS: (i) waive the Minimum Condition or amend the Minimum Condition to a level below more than 50% of the outstanding COS Shares (on a fully-diluted basis); (ii) except as contemplated in Section 1.1(a)(iv), waive the Mandatory Extension Period; (iii) decrease the consideration per COS Share or change the form of consideration payable under the Offer (other than to add additional consideration); (iv) decrease the number of COS Shares in respect of which the Offer is made; or (v) impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the COS Shareholders (it being understood that a waiver, in whole or in part, of any condition of the Offer in accordance with this Agreement and any extension of the Expiry Time, shall not be considered to be adverse to the COS Shareholders).

(e)

Subject to Section 1.1(d), Suncor agrees that, provided all of the conditions to the Offer set out in Schedule A shall have been satisfied or waived, Suncor shall take up and pay for all the COS Shares tendered under the Offer as soon as reasonably possible and in any event not later than three Business Days following the time at which it becomes entitled to take up such COS Shares under the Offer pursuant to applicable Laws.

1.2	Conditions Precedent to Amending the Original Offer

The obligation of Suncor to amend the Original Offer pursuant to Section 1.1(a) and mail the Suncor Notice of Variation pursuant to Section 1.1(c) is conditional on the prior satisfaction of the following conditions:

(a)

the representations and warranties made by COS in this Agreement shall be true and correct as of the date of the Suncor Notice of Variation as if made on and as of such date (and, unless COS otherwise notifies Suncor in writing prior to such date, COS shall be deemed to have confirmed that such representations and warranties are true and correct on and as of that date);

(b)

COS shall have complied in all material respects with its covenants in Sections 1.4 and 3.2(k) (except where failure to comply follows a Material Adverse Change with respect to Suncor) and Sections 3.2(a) and 3.2(l) (and, unless COS otherwise notifies Suncor in writing prior to such date, COS shall be deemed to have confirmed that it has so complied with such covenants);

(c)

no act, action, suit, proceeding, objection or opposition shall have been commenced, pending, threatened, taken, entered or promulgated before or by any Governmental Entity or by any other Person, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall exist or shall have been proposed, enacted, promulgated, amended or applied, in any case, (i) to cease trade, enjoin, prohibit or impose material conditions on the transactions contemplated by this Agreement (including to cease trade, enjoin, prohibit or impose material conditions on the rights of Suncor to own or exercise full rights of ownership of the COS Shares, including the rights to vote the COS Shares, upon the consummation of the Offer or conduct the business conducted by COS), (ii) to prohibit or restrict the consummation of the transactions contemplated by this Agreement, or (iii) that would have a Material Adverse Effect on either of Suncor (before or after the consummation of the Offer) or COS; and

(d)

no applicable Law shall be in effect, and no Governmental Entity shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any applicable Law (whether temporary, preliminary or permanent), in either case that restrains, enjoins or otherwise prohibits or restricts the consummation of the transactions contemplated by this Agreement,

The conditions set forth in this Section 1.2 are for the exclusive benefit of Suncor and may be asserted by Suncor regardless of the circumstances or may be waived in writing by Suncor in its sole discretion, in whole or in part, at any time and from time to time in accordance with applicable Laws and without prejudice to any other rights which Suncor may have.

1.3	COS Directors’ Recommendation

COS hereby represents and warrants to and in favour of Suncor that:

(a)	the Financial Advisor has delivered the Fairness Opinion (orally to be followed up in writing) to the board of directors of COS; and

(b)

the board of directors of COS, after consulting with the Financial Advisor and outside legal counsel, have: (i) determined that the Offer is in the best interests of COS; (ii) determined that the consideration under the Offer is financially fair to the COS Shareholders; (iii) approved this Agreement; and (iv) resolved to recommend that the COS Shareholders accept the Offer.

1.4	Directors’ Circular

COS shall prepare the COS Notice of Change in accordance with applicable Laws. The COS Notice of Change will set forth (among other things) the determinations and recommendation of the board of directors of COS on behalf of COS as described in Section 1.3(b) and include a copy of the Fairness Opinion. Suncor and its advisors shall be given an opportunity to review and comment on the COS

Notice of Change (including the Fairness Opinion) and any supplements or amendments thereto, prior to its filing and printing, recognizing that whether or not such comments are appropriate will be determined by COS, acting reasonably. The COS Notice of Change will be filed by COS with the applicable Securities Regulators and delivered to COS Shareholders as otherwise required under Applicable Securities Laws and COS will use all reasonable commercial efforts to cause the COS Notice of Change to be disseminated to the registered holders of COS Shares and holders of securities convertible into COS Shares contemporaneously and together with the Suncor Notice of Variation.

1.5	Shareholder Rights Plans

COS agrees that, with effect at the time that is immediately prior to the Initial Take-up Time, COS shall irrevocably waive or suspend the operation of or otherwise render the COS 2013 Rights Plan and COS 2015 Rights Plan inoperative against the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless deemed to occur by the terms of COS 2013 Rights Plan and COS 2015 Rights Plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the Alberta Securities Commission, COS shall not redeem the Rights or otherwise waive, amend, suspend the operation of or terminate the COS 2013 Rights Plan or COS 2015 Rights Plan without the prior written consent of Suncor.

1.6	Subsequent Acquisition Transaction or Compulsory Acquisition

After the Initial Take-up Time, Suncor shall as soon as practicable pursue a Subsequent Acquisition Transaction to be consummated following the Expiry Time, to acquire the remaining COS Shares; provided, however, that, if as of a date that is within 120 days after the date of the Original Offer, the Offer has been accepted by COS Shareholders holding not less than 90% of the outstanding COS Shares as at the Expiry Time, excluding COS Shares held prior to the commencement of the Offer by Suncor or any affiliate or “associate” (as such term is defined in the Securities Act (Alberta)) of Suncor, Suncor may instead, subject to the terms and conditions hereof, complete as soon as practicable a Compulsory Acquisition. Any Subsequent Acquisition Transaction or Compulsory Acquisition shall provide for consideration to be paid to COS Shareholders in an amount not less than, and in the same form as, the consideration per COS Share under the Offer. COS agrees to cooperate in all commercially reasonable respects with Suncor, including without limitation taking all steps and doing all such acts and things, and causing its Subsidiaries to take all steps and to do all such acts and things, if applicable, as may be reasonably requested by Suncor, in the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction.

1.7	Directors’ and Officers’ Insurance and Indemnifications

(a)

COS shall purchase, prior to or following the Effective Time, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such individuals on terms comparable to those contained in the current insurance policies for a period of ten years.

(b)

From and after the Effective Time, Suncor will not take any action, or cause COS or any of its Subsidiaries to take any action, to terminate, amend or restrict any indemnity agreements in favour of current and former directors and officers of COS and its Subsidiaries in place prior to the date hereof.

(c)

The provisions of this Section 1.7 are intended to be for the benefit of, and will be enforceable by, each individual director and officer referred to in this Section 1.7, his or her heirs and successors and his or her legal representatives (collectively, the “Section 1.7 Third Party Beneficiaries”) and for such purpose only, COS hereby confirms that it is acting as agent on their behalf and shall hold the rights and benefits of this Section 1.7 in trust for and on behalf of such Section 1.7 Third Party Beneficiaries.

1.8	Employee Obligations; Treatment of COS Incentive Awards

(a)

The COS Disclosure Letter includes particulars of (i) all COS Employee Obligations pursuant to the COS Employment Agreements and any aggregate amounts that will be paid to COS Employees in respect of any bonus or other amounts prior to the Initial Take Up Time (excluding any amounts paid in the ordinary course including, without limitation, salary, vacation pay, savings plans contributions and membership dues) and (ii) particulars of all awards granted and outstanding as at the date hereof under all COS Equity Incentive Award Plans, including (A) the name of each individual who may be entitled to a payment; (B) a description of the agreement or plan or other legal requirement under which the payment arises and relevant section references, if applicable; (C) the estimated total amount of each individual’s payment in respect thereof; and (D) the method of calculating such payment or estimated payment.

(b)	The Parties agree that:

(i)	the Announcement, when issued by Suncor, will be a “change of control” of COS for the purposes of the COS Employment Agreements and the COS Incentive Award Plans;

(ii)

the COS Employee Obligations as set forth in the COS Disclosure Letter and consistent with the methodology described therein will be payable by COS to each employee that is a party to a COS Employment Agreement (each, a “COS Executive”) who has not accepted an offer, if any, of employment made to such Executive Officer by Suncor on or before the Initial Take Up Time (and the Parties acknowledge that it is entirely within the discretion of the COS Executive whether to accept any such offer of employment), such payment to be made by COS to each such COS Executive on or before 10 a.m. on the Business Day immediately following the Initial Take-Up Time;

(iii)	the board of directors of COS shall, notwithstanding any provision of any of the COS Incentive Award Plans to the contrary, approve:

(A)	the vesting of all outstanding COS Incentive Awards effective immediately upon the Announcement being made and conditional upon the occurrence of the Initial Take-Up Time;

(B)	all such other matters as may be necessary in order that all outstanding COS Incentive Awards will be fully vested and, where applicable, exercisable immediately prior to the Initial Take-up Time; and

COS shall at any time prior to the Announcement be entitled to, and shall on or before 10 a.m. on the Business Day immediately following the Initial Take-Up Time, redeem, settle or otherwise pay in cash to the holders of COS Incentive Awards all amounts such holders are entitled to in respect of the COS Incentive Awards held by such holders whether as required in the normal course or as a result of the Announcement in accordance with the terms of the COS Incentive Plans and as disclosed in the COS Disclosure Letter. In accordance with the terms of the COS Incentive Award Plans, COS shall be responsible for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid in respect of the COS Employee Obligations and the COS Incentive Awards and shall deliver the consideration for the foregoing net of such amounts to COS Employees and holders of COS Incentive Awards, as applicable;

(iv)	any amounts deducted, withheld and remitted by COS, whether pursuant to the terms of the COS Incentive Award Plans, this Agreement or otherwise, will be treated for all purposes under this Agreement as having been paid to the COS Employees and holders of COS Incentive Awards, as applicable, in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Tax authority; and

(v)

no deduction will be claimed by COS in respect of any payment made to a holder of COS Options in computing the Parties’ taxable income under the Tax Act, and COS shall: (A) where applicable, make and file an election in prescribed form pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of COS Options; and (B) provide evidence in writing of such election to holders of COS Options, it being understood that holders of COS Options shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of COS Options.

(c)

The provisions of this Section 1.8 are intended to be for the benefit of, and will be enforceable by, each individual person entitled to COS Employee Obligations as referred to in this Section 1.8, his or her heirs and successors and his or her legal representatives (collectively, the “Section 1.8 Third Party Beneficiaries”) and for such purpose only, COS hereby confirms that it is acting as agent on their behalf and shall hold the rights and benefits of this Section 1.8 in trust for and on behalf of such Section 1.8 Third Party Beneficiaries.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of Suncor

(a)	Since December 31, 2014, there has not been any Material Adverse Change in respect of Suncor and its Subsidiaries, taken as a whole, except as otherwise publicly disclosed by Suncor.

(b)

Except where such would not be a Material Adverse Change in respect of Suncor, as of their respective dates and at the time that they were filed, (i) Suncor’s audited financial statements as at and for the fiscal year ended December 31, 2014 and unaudited financial statements as at and for the three and nine months ended September 30, 2015 and following their filing by Suncor, if filed prior the Effective Time, Suncor’s financial statements as at and for the year ended December 31, 2015, and in each case the related management’s discussion and analysis, (ii) Suncor’s Annual Information Form dated February 26, 2015, (iii) Suncor’s information circular dated February 26, 2015 for its annual meeting of shareholders held on April 30, 2015, and (iv) all press releases and material change reports or similar documents filed by Suncor with any Securities Regulators since December 31, 2014, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws.

2.2	Representations and Warranties of COS

(a)	Since December 31, 2014, there has not been any Material Adverse Change in respect of COS and its Subsidiaries, taken as a whole, except as otherwise publicly disclosed by COS.

(b)

Except where such would not be a Material Adverse Change in respect of COS, as of their respective dates and at the time that they were filed, (i) COS’s audited financial statements as at and for the fiscal year ended December 31, 2014 and unaudited financial statements as at and for the three and nine months ended September 30, 2015 and following their filing by COS, if filed prior the Effective Time, COS’s financial statements as at and for the year ended December 31, 2015 and in each case the related management’s discussion and analysis, (ii) COS’s Annual Information Form dated February 24, 2015, (iii) COS’s information circular dated March 16, 2015 for its annual meeting of shareholders held on April 30, 2015, and (iv) all COS press releases and material change reports or similar documents filed with any Securities Regulators since December 31, 2014, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws.

(c)

There are issued and outstanding no more than 484,614,325 COS Shares and there are no other shares of any class or series outstanding. The number of COS Shares issuable upon exercise or settlement of the COS Incentive Awards is not more than the number so listed in the COS Disclosure Letter. Except as set forth above and pursuant to the rights issued under the COS 2013 Rights Plan and the COS 2015 Rights Plan, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by COS of any shares of COS or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of COS.

2.3	Survival of Representations and Warranties

The representations and warranties of each of Suncor and COS contained in this Agreement shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated.

ARTICLE 3

COVENANTS

3.1	Covenants of Suncor

Subject to the other provisions of this Agreement, Suncor covenants and agrees that, from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated, except with the prior written consent of COS (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Offer) or required by applicable Laws, Suncor will:

(a)

(i) use reasonable commercial efforts to take all necessary actions to give effect to the transactions contemplated by this Agreement, including using its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Schedule A as soon as reasonably practicable, to the extent the satisfaction of the same is within the control of Suncor, and (ii) not take, or cause to be taken, any action or cause anything to be done that would cause its obligations hereunder not to be fulfilled in a timely manner; and not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or any covenant or obligation of Suncor contained herein or which would render or may reasonably be expected to render any representation or warranty made by it in this Agreement untrue prior to the Expiry Time or which would reasonably be expected to materially impede the consummation of the transactions contemplated hereby or prevent or delay the consummation of the transactions contemplated hereby, in each case, except as expressly permitted by this Agreement;

(b)

promptly notify COS if at any time before the Expiry Time, it becomes aware that the Bid Circular or any other filing under Applicable Securities Laws related to the Offer require an amendment or supplement to the Bid Circular;

(c)

promptly notify COS in writing of any change in any representation or warranty provided by Suncor in this Agreement, which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect;

(d)

promptly advise COS in writing of any breach by Suncor of any of its covenants, obligations or agreements contained in this Agreement, or of any matter which, either individually or in the aggregate, would reasonably be expected to prevent, delay or impede the consummation of the transactions contemplated hereby or Suncor from performing its obligations under this Agreement;

(e)

furnish to COS or COS’s counsel any request from any Governmental Entity for any information in respect of any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could materially impede the consummation of the transactions contemplated hereby;

(f)

make all necessary filings and applications under applicable Laws, including Applicable Securities Laws, required to be made on the part of Suncor in connection with the transactions contemplated herein, including, without limitation, with respect to any Regulatory Approvals to be maintained or obtained, as applicable, and shall take all commercially reasonable action necessary to be in compliance with such applicable Laws;

(g)

apply to list the additional Suncor Shares issuable or to be made issuable pursuant to the Offer on the TSX and the NYSE, and shall use its reasonable commercial efforts to obtain approval, subject to customary conditions, for the listing of such Suncor Shares on the TSX and the NYSE (and the Parties acknowledge and agree that such approvals may be obtained pursuant to amendments to the prior applications and approvals made and received, respectively, by Suncor in respect of the Original Offer); and

(h)

not split, consolidate or reclassify any of the outstanding Suncor Shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the outstanding Suncor Shares (other than cash dividends on the Suncor Shares in accordance with past practice, including as to the timing of the declaration and payment of any such dividend), nor reduce capital in respect of the Suncor Shares nor undertake any other action that could reasonably be determined as decreasing or changing the form of consideration in the Offer.

3.2	Covenants of COS

COS covenants and agrees that, from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated, except with the prior written consent of Suncor and except as otherwise expressly permitted or specifically contemplated by this Agreement or required by applicable Laws, COS will:

(a)

(i) use reasonable commercial efforts to take all necessary actions to give effect to the transactions contemplated by this Agreement and the Offer, including using its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 1.2 and Schedule A as soon as reasonably practicable, to the extent the satisfaction of the same is within the control of COS; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause its obligations hereunder not to be fulfilled in a timely manner; and not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or any covenant or obligation of COS contained herein or which would render or may reasonably be expected to render any representation or warranty made by it in this Agreement untrue prior to the Expiry Time or which would reasonably be expected to materially impede the consummation of the transactions contemplated hereby or prevent or delay the consummation of the transactions contemplated hereby, in each case, except as expressly permitted by this Agreement, and (iii) use its reasonable commercial efforts such that its directors and officers will not take, or cause to be taken, any action which is inconsistent with this Agreement or any covenant or obligation of COS contained herein or which would render or may reasonably be expected to render any representation or warranty made by it in this Agreement untrue prior to the Expiry Time or which would reasonably be expected to materially impede the consummation of the transactions contemplated hereby or prevent or delay the consummation of the transactions contemplated hereby, in each case, except as expressly permitted by this Agreement.

For greater clarity, COS will not undermine the Offer or the support of the Offer by the COS board of directors and conversely Suncor will not require COS or any of its Representatives to actively advocate (roadshows, speaking engagements, investor meetings) in respect of the Offer;

(b)

promptly notify Suncor if at any time before the Expiry Time, it becomes aware that the Directors’ Circular, the COS Notice of Change or any other filing under Applicable Securities Laws require an amendment or supplement to the Directors’ Circular or COS Notice of Change;

(c)

promptly notify Suncor in writing of any change in any representation or warranty provided by COS in this Agreement, which change is or may be of such a nature as to render any representation or warranty misleading or untrue;

(d)

promptly advise Suncor in writing of any breach by COS of any of its covenants, obligations or agreements contained in this Agreement, or of any matter which, either individually or in the aggregate, could reasonably be expected to prevent, delay or impede the consummation of the transactions contemplated hereby or COS from performing its obligations under this Agreement;

(e)

furnish to Suncor or Suncor’s counsel any request from any Governmental Entity for any information in respect of any third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could materially impede the consummation of the transactions contemplated hereby;

(f)

make all necessary filings and applications under applicable Laws, including Applicable Securities Laws, required to be made on the part of COS in connection with the transactions contemplated hereby, and will take all actions necessary to be in compliance with such applicable Laws;

(g)

provide Suncor with such assistance as may be reasonably required in connection with the application (or amendment to any prior application) for the listing of the additional Suncor Shares on the TSX and the NYSE issuable or to be made issuable pursuant to the Offer;

(h)

ensure that it has available funds to permit the payment of the Termination Payment that may become payable under Section 4.3, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if and when required;

(i)

use reasonable commercial efforts to obtain resignations, to be effective by 10 a.m. (Calgary time) on the Business Day following the Initial Take-up Time, from the directors of COS as Suncor requests reasonably in advance of the Initial Take-up Time in exchange for a mutual release in favour of each resigning member of the COS board of directors and Suncor in form and substance satisfactory to COS and Suncor, each acting reasonably, and to cause the election or appointment of Suncor’s nominees to fill the director vacancies so created in order to effect the foregoing without the necessity of a COS Shareholder meeting; provided that, for greater certainty, it is understood that the mutual releases will be conditional on the basis that the only actions taken by the COS board of directors on the Business Day following the Initial Take-up Time will be to confirm the payments made as specified in the COS Disclosure Letter or otherwise contemplated by this Agreement and Suncor shall not take any action to terminate or adjust such payments;

(j)	use its commercially reasonable efforts to ensure that the TSX maintain the stock exchange listing for the COS Shares (and to maintain the COS Shares as posted for trading) until the Effective Date;

(k)

promptly upon execution of this Agreement publicly announce, by way of a joint news release in a form approved by Suncor, acting reasonably, that the board of directors of COS has: (i) determined that the Offer is in the best interests of COS; (ii) determined that the consideration under the Offer is financially fair to the COS Shareholders; (iii) approved this Agreement; and (iv) resolved to recommend that the COS Shareholders accept the Offer. In addition, whether or not any alternative Acquisition Proposal has been announced or proposed, in all circumstances, except as otherwise provided in this Agreement, COS and the board of directors of COS shall (i) continue to make the determinations and recommendations in respect of the Offer as outlined in Section 1.3(b) (including as required by Article 4) and (ii) shall not recommend that COS Shareholders accept any other Acquisition Proposal or make no or a neutral recommendation with respect thereto, or otherwise make any favourable or neutral determinations in respect thereof; and

(l)

conduct its business in the ordinary course of business consistent with past practice and in compliance with applicable Laws and having regard to the transactions contemplated hereby, and to use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, employees, goodwill and business relationships and, without limiting the generality of the foregoing, COS shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Suncor unless otherwise contemplated by this Agreement and specified in the COS Disclosure Letter:

(i)

declare or pay any dividend or issue or commit to issue any share of or other ownership interest in COS or its Subsidiaries, sell or acquire (by any means) any material assets, incur any material amount of indebtedness, agree or commit to make any increases in salary, bonuses or severance for directors, officers, employees or consultants or make any changes to its employee benefit plans, or

(ii)

grant or commit to grant any options, warrants, convertible securities or rights to subscribe for, purchase or otherwise acquire or exchange into any shares or other ownership interest in COS or its Subsidiaries.

3.3	Mutual Covenant Regarding Transition

Suncor and COS will, from and after the date hereof, cooperate in all commercially reasonable respects to provide an orderly transition of control after the Announcement.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1	COS Covenant Regarding Non-Solicitation

(a)	Except as otherwise provided in this Article 4, COS shall not directly or indirectly through any of its Representatives:

(i)

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any Person to make an Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)

withdraw, modify or qualify (or propose to do so) in a manner adverse to Suncor, the approval or recommendation of the board of directors of COS or any committee thereof of the Offer or this Agreement, as contemplated in this Agreement;

(iv)	approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, or

(v)

accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that COS completes the transactions contemplated in this Agreement or any other transaction with Suncor or any of its affiliates agreed to prior to any termination of this Agreement, whether formal or informal.

(b)

COS shall, and shall cause its Representatives to, immediately terminate any existing discussions or negotiations with any Person (other than Suncor or its Representatives) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by COS. COS shall not amend, modify or waive any of the standstill (or similar) provisions of the confidentiality agreements entered into by COS with other Persons relating to a potential Acquisition Proposal and it shall enforce all such standstill (or similar) provisions.

(c)

COS shall, as soon as practicable and in any event within 24 hours following receipt thereof notify Suncor, at first orally and then in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to COS or for access to properties, books and records or a list of the securityholders of COS or any amendments to the foregoing. Such notice shall include the terms and conditions of, and the identity of the Person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a written proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. COS shall keep Suncor promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all inquiries by Suncor with respect thereto.

(d)

Notwithstanding Section 4.1(a) or any provision of this Agreement to the contrary, if after the date of this Agreement, COS receives a request for material non-public information in relation to a potential Acquisition Proposal which constitutes a bona fide Acquisition Proposal (that was not solicited, assisted, initiated, encouraged or facilitated after the date hereof in contravention of Section 4.1(a) or 4.1(b)), and (i) the board of directors of COS determines in good faith after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the Person making such Acquisition Proposal with access to such information regarding COS would be inconsistent with the fiduciary duties of the board of directors of COS, then, and only then, COS may provide such person with access to information regarding COS, subject to the execution of a confidentiality agreement which is in customary form and which does not violate Section 4.1(a)(v), provided however that COS sends a copy of any such confidentiality agreement to Suncor promptly upon its execution and Suncor is provided with a list of or copies of the information provided to such person and is provided forthwith with access to similar information to which such Person was provided.

(e)	COS shall ensure that its Representatives are aware of the provisions of this Section 4.1 and COS shall be responsible for any breach of this Section 4.1 by such Representatives.

4.2	Right to Match

(a)

Subject to Section 4.2(b), COS agrees that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 4.1(d)) or withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve the Acquisition Proposal, unless:

(i)	the board of directors of COS determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	COS has complied with its obligations under all other provisions of this Article 4 and has provided Suncor with a copy of the Acquisition Proposal;

(iii)

a period (the “Response Period”) of five Business Days shall have elapsed from the later of (A) the date on which Suncor received written notice from the board of directors of COS that the board of directors of COS determined, subject only to compliance with this Section 4.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal, and (B) the date Suncor received a copy of such Acquisition Proposal;

(iv)

after the Response Period and the provisions of Section 4.2(b) in respect thereof, the board of directors of COS determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

(v)	COS concurrently terminates this Agreement pursuant to Section 5.1(g) and has paid or concurrently pays to Suncor the Termination Payment pursuant to Section 4.3.

(b)

During the Response Period, Suncor will have the right, but not the obligation, to offer to amend in writing the terms of this Agreement and the Offer. COS agrees that, if requested by Suncor, it will negotiate with Suncor in good faith to amend the terms of this Agreement and the Offer. The board of directors of COS will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties, and upon the advice of its financial advisors, whether the Acquisition Proposal to which Suncor is responding would be a Superior Proposal when assessed against the Offer as proposed by Suncor to be amended. If the board of directors of COS does not so determine, the board of directors of COS will cause COS to enter into an amendment to this Agreement reflecting the proposal by Suncor to amend the terms of the Offer and upon the execution by the Parties of such amendment will reaffirm its recommendation of the Offer, as so amended. If the board of directors of COS does so determine, COS may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal, subject to the terms of and compliance with Section 4.2(a)(v).

(c)

Each successive amendment to any Acquisition Proposal (including any Superior Proposal) that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the COS Shareholders shall constitute a new Acquisition Proposal (or a new Superior Proposal, where applicable) for the purposes of this Section 4.2 and Suncor shall be afforded a new Response Period in respect of each such Acquisition Proposal.

4.3	Agreement as to Suncor Damages

If at any time after the execution of this Agreement:

(a)

the board of directors of COS fails to recommend that the COS Shareholders accept the Offer or withdraws, amends, changes or qualifies, or resolves or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Suncor, any of its recommendations or determinations referred to in Section 1.3(b) except following a Material Adverse Change with respect to Suncor;

(b)

the board of directors of COS fails to publicly reaffirm any of its determinations or recommendations referred to in Section 1.3(b) or within 24 hours of any written request to do so by Suncor (or, in the event that the Expiry Time is scheduled to occur within such 24 hour period, as soon as possible and in any event prior to the Expiry Time) except following a Material Adverse Change with respect to Suncor;

(c)

Suncor shall have terminated this Agreement pursuant to Section 5.1(b) as a result of the failure to satisfy the Minimum Condition following the public announcement or making of (or of an intention to propose) an Acquisition Proposal (or an amendment thereto) prior to the Expiry Time, and (either prior to or following termination of this Agreement) either (i) any Acquisition Proposal is consummated or effected, or (ii) COS (or any Subsidiary thereof) enters into a definitive agreement relating to any Acquisition Proposal in either case within twelve months of the date the first Acquisition Proposal described in this Section 4.3(c) is publicly announced, offered or made;

(d)	COS or the board of directors of COS accepts, recommends, approves or enters into a definitive agreement to implement a Superior Proposal; or

(e)

COS is in breach or non-compliance with: (i) any of its covenants or obligations in Section 4.1 or 4.2, for which there shall be no cure period, or (ii) any of its covenants or obligations in Section 1.4 or 3.2(k) (except where failure to comply follows a Material Adverse Change with respect to Suncor) or in Section 3.2(l) in respect of a material change in the capital structure of COS that is adverse to COS (including by declaring or paying a dividend) or implementation of a third party royalty arrangement, which breach or non-compliance individually or in the aggregate, in the case of this Section 4.3(e)(ii) only, gives rise to, or would result in, at such time, the failure of a condition in Section 1.2 or Schedule A, if such breach or non-compliance, in the case of this Section 4.3(e)(ii) only and where capable of being cured, is not cured by COS by the earlier of (A) five Business Days after receipt by COS of written notice thereof from Suncor, and (B) the Expiry Time,

(each of the above being a “Suncor Damages Event”), then in the event of the termination of this Agreement by Suncor pursuant to Section 5.1 as a result thereof, COS shall pay to Suncor, within one Business Day of the first to occur of the foregoing, a fee in the amount of $130,000,000 (the “Termination Payment”) as liquidated damages in immediately available funds to an account designated by Suncor, and after such event but prior to payment of such amount, COS shall be deemed to hold such funds in trust for Suncor, provided that in the case of a Suncor Damages Event pursuant to Section 4.3(d), such payment shall be made by COS to Suncor concurrently with the acceptance, recommending, approving or entering into of the Superior Proposal by COS.

4.4	Fees and Expenses

Each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Offer. Suncor and COS shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made after the date of execution of this Agreement in respect of any regulatory process in respect of the transactions contemplated by the Offer.

4.5	Liquidated Damages

COS acknowledges that the Termination Payment is a payment of liquidated damages which is a genuine pre-estimate of the damages which Suncor will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. COS irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Suncor agrees that, if made, the payment of the Termination Payment pursuant to Section 4.3 is the sole monetary remedy of Suncor in respect of the event giving rise to such payment; provided, however, that this limitation will not apply in the event of fraud or wilful or intentional breach of this Agreement by COS, including in respect of any of its covenants or obligations in Section 4.1 or 4.2, and nothing herein will preclude Suncor from seeking equitable or injunctive relief to restrain any breach or threatened breach of the covenants or agreements of COS set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith, in accordance with Section 4.3.

4.6	Expense Reimbursement

If COS is in breach or non-compliance with its covenants in Section 3.2(a)(iii) (an “Expense Reimbursement Event”) then, in the event of the termination of this Agreement by Suncor pursuant to Section 5.1(h) as a result thereof, COS shall pay to Suncor, within one Business Day, a fee in the amount of $20,000,000 as liquidated damages in immediately available funds to an account designated by Suncor.

ARTICLE 5

TERM, TERMINATION, AMENDMENT AND WAIVER

5.1	Termination

This Agreement may be terminated at any time prior to the Expiry Date:

(a)	by mutual written consent of Suncor and COS;

(b)

by Suncor (i) prior to the mailing of the COS Notice of Change if any condition contained in Section 1.2 is not satisfied or waived by Suncor at or before mailing the COS Notice of Change (after giving effect to any applicable cure periods), or (ii) at the Expiry Time if any condition set out in Schedule A has not been satisfied or waived by Suncor at the Expiry Time;

(c)

by COS if (i) Suncor does not mail the Suncor Notice of Variation by the Latest Mailing Time (provided that COS has complied with its covenants and obligations herein), or (ii) the Offer has been terminated or withdrawn by Suncor or if the Offer, including any amendments or extensions thereto, expires pursuant to its terms without the COS Shares being taken up thereunder;

(d)

by either Suncor or COS, if the Initial Take-up Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 5.1(d) shall not be available to any Party whose failure to fulfill any of its covenants or obligations herein has been the cause of, or resulted in, the failure of the Initial Take-up Time to occur by such date;

(e)

by COS if Suncor shall not have performed in all material respects any material covenant to be performed by Suncor under this Agreement, or if any representation or warranty of Suncor shall have been or become untrue, in either case if such non-performance or untruth is not cured by Suncor within five Business Days after receipt by Suncor of written notice thereof from COS, and then only to the extent that the non-performance of the covenant, following such cure period, shall have a Material Adverse Effect on Suncor or the non-performance of the covenant or the failure of such representation or warranty to be true and correct, following such cure period, prevents Suncor from consummating the transactions contemplated by this Agreement;

(f)	by Suncor upon the occurrence of a Suncor Damages Event;

(g)

by COS, by written notice to Suncor in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal, the whole in accordance with, and without any breach of, Section 4.1 and Section 4.2, and only if COS concurrently pays to Suncor the amount required pursuant to Section 4.3; or

(h)	by Suncor, upon the occurrence of an Expense Reimbursement Event.

5.2	Effect of Termination

In the event of the termination of this Agreement in the circumstances set out in Section 5.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Section 4.3 (provided the right of payment thereunder (being, in the case of Section 4.3(c), the failure to satisfy the Minimum Condition following the public announcement or making of (or of an intention to propose) an Acquisition Proposal (or any amendment thereto)), arose prior to the termination of this Agreement), this Section 5.2 and Sections 4.4, 4.5, 6.1, 6.2, 6.3, 6.4, 6.5, 6.6 and 6.7 which will survive such termination. For greater certainty, unless Section 4.5 applies due to Suncor being entitled to a payment pursuant to Section 4.3, nothing contained in this Section shall relieve either Party from liability for any breach of any provision of this Agreement.

ARTICLE 6

GENERAL PROVISIONS

6.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the addresses separately provided by the parties.

6.2	Entire Agreement; Binding Effect; Time of Essence

This Agreement: (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Time shall be of the essence in this Agreement.

6.3	Specific Performance

Suncor and COS agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided in Section 4.5, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

6.4	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein, and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

6.5	No Consequential Damages

No Party shall be liable in an action initiated by one against the other for special, indirect, consequential, exemplary or punitive damages resulting from or arising out of this Agreement, including, without limitation, loss of profit or business interruptions, however same may be caused.

6.6	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

6.7	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.8	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNCOR ENERGY INC.

By:	/s/ Alister Cowan
Name:	Alister Cowan
Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Stephen D.L. Reynish
Name:	Stephen D.L. Reynish
Title:	Executive Vice President, Strategy and Corporate Development

CANADIAN OIL SANDS LIMITED

By:	/s/ Ian Bourne
Name:	Ian Bourne
Title:	Director

By:	/s/ Donald Lowry
Name:	Donald Lowry
Title:	Chairman of the Board

SCHEDULE A

Conditions of the Offer

Notwithstanding any other provision of the Agreement to which this Schedule A is attached and subject to applicable Laws, Suncor will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any COS Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any COS Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Suncor at or prior to the Expiry Time:

(a)

there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of COS Shares which represents, in each case, on a fully-diluted basis (i) together with the COS Shares held directly or indirectly by Suncor and any of its affiliates, at least 51% of the outstanding COS Shares, (ii) at least a majority of the outstanding COS Shares the votes of which would be included in any minority approval of a Subsequent Acquisition Transaction pursuant to MI 61-101 and (iii) more than 50% of the outstanding COS Shares held by Independent Shareholders (as defined in the Bid Circular) (the “Minimum Condition”);

(b)

all conditions listed in Section 1.2 of the Agreement to which this Schedule A is attached are satisfied at the Expiry Time, as if such conditions speak as of that time (including in respect of the deemed confirmation of the representations, warranties and covenants);

(c)

the Competition Act Approval, the HSR Approval and all other Regulatory Approvals shall continue to be in effect or shall otherwise have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated;

(d)

in addition to the Regulatory Approvals contemplated in paragraph (c), all other third party consents, waivers, permits, orders and approvals required in connection with the consummation of the Offer, including conditional approval to the listing of Suncor Shares to be issued pursuant to the Offer on the TSX and the NYSE, will have been provided or obtained on terms and conditions acceptable to Suncor, acting reasonably, at or before the Expiry Time, except where the failure to provide or obtain such would not have a Material Adverse Effect on either of Suncor (before or after the consummation of the Offer) or COS, or would not prohibit or restrict the consummation of the transactions contemplated in this Agreement; and the ASC Order shall remain in full force and effect without amendment or modification thereto;

(e)	the Agreement shall not have been terminated in accordance with its terms;

(f)

Suncor shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of COS with any Securities Regulator since December 31, 2014, which has a Material Adverse Effect on COS or which, if the Offer were consummated, would have a Material Adverse Effect on Suncor;

(g)	the Expiry Date will be on or before the Outside Date; and

(h)

there shall not exist or have occurred any change in the business, financial condition or results of operations of COS and its Subsidiaries taken as a whole which has resulted in a Material Adverse Effect with respect to COS.

A-2

The foregoing conditions are for the exclusive benefit of Suncor and may be asserted by Suncor at any time regardless of the circumstances giving rise to any such assertion, including any action or inaction by Suncor. Subject to the provisions of the Agreement, Suncor in its sole discretion may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Suncor may have other than the condition in (a) which cannot be waived (but which, for greater certainty, can be amended pursuant to the provisions of the Agreement). The failure by Suncor at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B

INTERPRETATION

1.	Definitions

In this Agreement (including the Recitals hereto), unless the context otherwise requires:

“ABCA” means the Business Corporations Act, R.S.A. 1985, c. B-9, as amended, including the regulations promulgated therefore;

“Acquisition Proposal” means any inquiry or the making of any proposal, whether or not in writing, to COS or COS Shareholders from any Person, other than Suncor, or group of Persons “acting jointly or in concert” (within the meaning of MI 62-104), which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(a)

any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for such shares or interests) in COS or any Subsidiary of COS that, when taken together with the securities of COS held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of the voting securities of COS or any Subsidiary of COS or rights or interests therein and thereto;

(b)

any direct or indirect acquisition of a substantial amount of assets (or any lease, joint venture, acquisition of royalty interest, production, forward sale or prepayment, development agreement, long-term supply agreement or other arrangement having the same economic effect as a purchase or sale of a substantial amount of assets) of COS and its Subsidiaries, taken as a whole;

(c)	an amalgamation, arrangement, merger, or consolidation involving COS or any of its Subsidiaries; or

(d)	any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving COS or any of its Subsidiaries;

except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the voting securities” shall be deemed to be references to “100% of the voting securities”, and the references to “a substantial amount of assets” shall be deemed to be references to “all or substantially all of the assets”;

“affiliate” has the meaning set forth in the Securities Act (Alberta);

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the Support Agreement to which this Schedule B is attached (including the schedules thereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Announcement” has the meaning set out in Section 1.1(a) of the Agreement;

“Amended Expiry Time” has the meaning set forth in Section 1.1(a) of the Agreement;

“Applicable Securities Laws” means, collectively and as the context may require, (i) the applicable securities legislation and regulations thereunder of each province and territory of Canada, and the rules, instruments, policies and orders of each Canadian Securities Administrator published and promulgated thereunder, and rules and policies of the TSX, and (ii) in the case of Suncor, the applicable U.S. Securities Laws, as the foregoing may be amended from time to time prior to the Effective Date;

“ASC Order” means the Order of the Alberta Securities Commission dated November 30, 2015 in respect of the COS 2015 Rights Plan (citation: Re Suncor Energy Inc., 2015 ABASC 963);

“Bid Circular” means, collectively, Suncor’s offer to purchase and take-over bid circular dated October 5, 2015 and (i) the related notice of change and variation dated November 12, 2015; (ii) the related notice of extension dated December 3, 2015; and (iii) the related notice of extension dated January 8, 2016;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

“Canadian Securities Administrators” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Commissioner” means the Commissioner of Competition appointed under Section 7(1) of the Competition Act, or his or her designee;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“Competition Act Approval” means the No-Action Letter dated November 6, 2015 issued by the Commissioner in respect of the transactions contemplated by this Agreement;

“Compulsory Acquisition” means an acquisition by Suncor of COS Shares not tendered to the Offer pursuant to Part 16 of the ABCA;

“COS 2013 Rights Plan” means the shareholder rights plan agreement between COS and Computershare Investor Services Inc., as rights agent, dated December 31, 2010 and amended on April 30, 2013;

“COS 2015 Rights Plan” means the shareholder rights plan agreement between COS and Computershare Investor Services Inc., as rights agent, dated October 6, 2015;

“COS Disclosure Letter” means the disclosure letter dated of the date of this Agreement from COS to, and as acknowledged and agreed to by, Suncor, as may be amended and supplemented by written agreement between Suncor and COS prior to the Effective Time;

“COS DSU Plan” means the Deferred Share Unit Plan of COS approved as of December 31, 2010, together with any grant or award agreements in respect of grants made thereunder;

“COS Employee Obligations” means any obligations or liabilities of COS to pay any amount to or on behalf of its directors, officers, consultants or COS Employees (other than for salary, vacation pay, savings plans contribution, membership dues and directors’ fees in the ordinary course and in amounts consistent with historic practices and payments made in respect of COS Incentive Awards) and, without limiting the generality of the foregoing, COS Employee Obligations shall include any accruals for bonuses and the obligations of COS to officers or other COS Employees for severance, or other termination payments pursuant to the COS Employment Agreements and other agreements relating to employment or consulting arrangements, or arising under applicable Laws, that would arise as a result of the change of control of COS and/or the termination of all COS Employees;

“COS Employees” means all of the officers and other employees of COS;

“COS Employment Agreements” means the employment (or change of control) agreements between COS and each of Ryan M. Kubik, Robert P. Dawson, Trudy M. Curran and Darren K. Hardy;

“COS Equity Incentive Plan” means the Equity Incentive Plan of COS effective as of December 31, 2010, together with any grant or award agreements in respect of grants made thereunder;

“COS Incentive Awards” means, collectively, all awards outstanding under the COS Incentive Award Plans;

“COS Incentive Award Plans” means, collectively, the COS Option Plans, COS DSU Plan and COS Equity Incentive Plan;

“COS Notice of Change” means the notice of change to be mailed by COS to the COS Shareholders to amend the Directors’ Circular in accordance with this Agreement;

“COS Option Plans” means, collectively, the Stock Option Plan of COS effective as of December 31, 2010 and the Amended and Restated Share Option Incentive Plan of COS amended and restated on April 30, 2013, together with any grant agreements in respect of grants made thereunder;

“COS Shareholders” means the registered and/or beneficial holders of COS Shares, as the context requires;

“COS Shares” means the common shares in the capital of COS;

“Depositary” means Computershare Investor Services Inc.;

“Directors’ Circular” means the COS directors’ circular dated October 19, 2015 in respect of the Original Offer;

“Effective Time” means the time of the appointment or election to the board of directors of COS of persons designated by Suncor such that all directors of COS are Suncor designates;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning set forth in Section 1.1(b) of the Agreement;

“Fairness Opinion” means the opinion from RBC Capital Markets, the financial advisor to COS, as to the fairness, from the financial point of view, of the consideration being offered under the Offer to the COS Shareholders;

“fully-diluted basis” means, with respect to the number of COS Shares at any time, the number of COS Shares that would be outstanding assuming all COS Incentive Awards and any other rights to receive COS Shares outstanding at that time (whether or not yet exercisable or convertible, but not including any Rights) had been exercised or converted in accordance with their terms in accordance with Section 1.8;

“GAAP” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as issued by the International Accounting Standards Board, as adopted by the Canadian Accounting Standards Board;

“Governmental Entity” means any: (a) multinational, federal, provincial, state, territory, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Approval” means the letter from the Federal Trade Commission dated November 2, 2015 relating to the early termination of the waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act;

“Initial Take-up Time” means the time at which Suncor first takes up COS Shares deposited to the Offer;

“Latest Mailing Time” has the meaning set forth in Section 1.1(c) of the Agreement;

“Laws” (in the context that refers to one or more Persons) means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities, as the same may be amended from time to time prior to the Effective Time, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or in the aggregate are, or individually or in the aggregate could reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, contingent or otherwise), or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any matter or prospective matter which has, at or prior to the date hereof, in the case of Suncor, been publicly disclosed by Suncor, and, in the case of COS, been publicly disclosed by COS;

(b)	conditions affecting the oil and gas industry as a whole, including changes in Laws (including Tax Laws), GAAP or regulatory accounting requirements;

(c)

any change in general economic, business, regulatory, or market conditions or in national or global financial or capital markets or commodity markets (including any decline in crude oil or natural gas prices on a current or forward basis);

(d)

any changes in the trading price or trading volumes of COS Shares or Suncor Shares, as applicable, or any credit rating downgrade, negative outlook, watch or similar event relating to Suncor or COS, as applicable (provided, however, that the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or Material Adverse Effect);

(e)	any changes in operations at the Syncrude Project (unless, in the case of COS, that change is materially adverse to the Syncrude Project);

(f)	any decisions made by the Syncrude Management Committee;

(g)	any actions taken (or omitted to be taken) at the written request of the other Party hereto; or

(h)	any action taken by the Person or any of its Subsidiaries that is required pursuant to this Agreement,

and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Change” or a “Material Adverse Effect” has occurred;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions adopted by certain Canadian Securities Administrators;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by certain Canadian Securities Administrators;

“Minimum Condition” has the meaning set forth in paragraph (a) of Schedule A;

“NYSE” means the New York Stock Exchange;

“Offer” means the Original Offer, as amended on the terms and subject to the conditions contained herein, and includes any further amendments to, or extensions of, such offer made in accordance with the terms of this Agreement;

“Original Offer” means the offer dated October 5, 2015, as amended and varied by the notice of change and variation of Suncor dated November 12, 2015, the notice of extension of Suncor dated December 3, 2015 and the notice of extension dated January 8, 2016, by Suncor to acquire all of the issued and outstanding COS Shares (together with the associated rights issued pursuant to the COS 2013 Rights Plan and the COS 2015 Rights Plan) at a price of 0.25 of a Suncor Share for each COS Share;

“Outside Date” means March 31, 2016, or such later date as may be agreed to in writing by Suncor and COS;

“Parties” means Suncor and COS, and “Party” means either one of them;

“Person” includes an individual, firm, trust, partnership, association, corporation, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

“Regulatory Approvals” means the Competition Act Approval and the HSR Approval, which have been obtained on the date hereof, and such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under any applicable Laws that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in connection with the Offer and the consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction; except for those sanctions, rulings, consents, orders, exemptions, permits and other approvals, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Suncor and its Subsidiaries, taken as a whole, or on COS and its Subsidiaries, taken as a whole (either before or after giving effect to the Offer), or would not materially impede or delay the consummation of the Offer or the other transactions contemplated by this Agreement;

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“Rights” means the rights issued and outstanding under the COS 2013 Rights Plan and the COS 2015 Rights Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulators” means, as applicable, collectively, the Canadian Securities Administrators, the SEC, the TSX and the NYSE;

“Subsequent Acquisition Transaction” means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving COS and/or its Subsidiaries and Suncor and/or its Subsidiaries which, if successfully completed, will result in Suncor owning, directly or indirectly, all of the COS Shares (or the shares of any successor to COS); including transactions (which may include amendments to the articles of COS) to provide, among other things, that notwithstanding anything to the contrary contained in COS’ articles, COS Shares can be redeemed in the discretion of COS or mandatorily transferred to Suncor in the discretion of COS or Suncor, in each case for the consideration per COS Share referred to in Section 1.1(a);

“Subsidiary” has the meaning set forth in the Securities Act (Alberta);

“Suncor Damages Event” has the meaning ascribed thereto in Section 4.3 of the Agreement;

“Suncor Notice of Variation” means the notice of variation to be mailed by Suncor to COS Shareholders to amend the Original Offer in accordance with this Agreement;

“Suncor Shares” means the common shares in the capital of Suncor;

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal that:

(a)

is not subject to a financing condition and in respect of which any funds or other consideration necessary to complete the Acquisition Proposal have been demonstrated, to the satisfaction of the board of directors of COS, acting in good faith (after receiving advice from its financial advisor(s) and outside legal counsel), to have been obtained or are reasonably likely to be obtained (as evidenced by a written financing commitment from one or more reputable financial institutions) to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

(b)

the board of directors of COS determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) is capable of being completed in accordance with its terms without undue conditionality or delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)

did not result or involve a breach of Section 4.1 or 4.2 of the Agreement or any other agreement between COS and the third party making such Acquisition Proposal and that complies with all applicable Laws;

(d)	is not subject to any due diligence or access condition; and

(e)

in respect of which the board of directors of COS has determined in good faith (after the receipt of advice from its outside legal counsel in respect of (i) below and its financial advisor(s) in respect to (ii) below, in each case as reflected in the minutes of the board of directors of COS), that (i) failure to recommend such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws, and (ii) such Acquisition Proposal, if consummated in accordance with its terms, would result in a transaction more favourable to COS Shareholders, from a financial point of view, than the Offer (including, in each case, after taking into account any modifications to this Agreement proposed by Suncor as contemplated in Section 4.2 of the Agreement);

“Syncrude Management Committee” means the management committee of the Syncrude Project, as such may be constituted from time to time;

“Syncrude Project” has the meaning ascribed thereto in the annual information form of COS dated February 24, 2015;

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital taxes, payroll and employee withholding taxes, gasoline and fuel taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes (including goods and services, harmonized sales and provincial or territorial sales tax), ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation premiums or charges, pension assessment and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

“TSX” means The Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder.

2.	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

3.	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP.

4.	Date for any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

5.	Other Definitional and Interpretive Provisions

(a)

References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)

References in this Agreement to the “transactions contemplated by this Agreement”, “transactions contemplated hereby” and similar expressions includes the Offer (the consummation of which means the take-up of COS Shares deposited to the Offer by Suncor, whether at the Initial Take-up Time or thereafter) and any Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be.

(c)

References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.